March 29, 2011
Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ryan Houseal
            Matthew M. Crispino, Attorney-Advisor

RE:  BLUE SUN MEDIA, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JANUARY 27, 2011
     FILE NO. 333-171891

Messrs. Houseal and Crispino:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Blue Sun Media, Inc.(the "Company") dated March 25, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We refer to your response to prior comment 1. While you have concurred with this comment, we note that you continue to refer to your company as BSM Tech, Inc. in certain parts of your amended document. We note by way of example the disclosure under the sub-caption "Dilution of the Price You Pay for Your Shares" on page
15. Please advise or revise your document throughout as necessary.

RESPONSE:

We concur with the Staff and have modified the references to the Company as either Blue Sun Media, Inc. or the Company.

STAFF COMMENT 2:

We note that the risk factors section of your document as amended now omits the risk factor sub-caption "Investing in our company will result in an immediate loss because buyers will pay more for our common stock that the pro rata portion of the assets are worth." Please include this sub-caption in your amended document immediately above the related risk factor disclosure. See Item 503(c) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the sub-caption on the risk factor.

STAFF COMMENT 3:

We refer to prior comment 4 and note that your continue to include language which indicates that you are currently subject to the reporting requirements of
Section 15(d) of the Securities Exchange Act of 1934. Specifically, we note your statement in the first sentence of the risk factor that "the Company is subject to the 15(d) reporting requirements ... ". Please revise your risk factor to remove such representations. We also refer to the language included under the risk factor sub caption "The failure to comply with the internal control evaluation and certification requirements of section 404 of Sarbanes-Oxley ... "

RESPONSE:

We concur with the Staff and have removed the references.

STAFF COMMENT 4:

We note your response to prior comment 6. Your amended risk factor, as well as the supplemental information that you filed with your amended registration statement, indicate that "the mobile payment market for tween/teens is fragmented with several players like Zong, Boku and Surfpin." Since it does not appear that you intend to develop mobile payment software, but rather software to assist parents in monitoring the online activity of teens and tweens, it is unclear how information about the mobile payment market supports your position that the market in which you intend to operate is fragmented with no established leader. Please advise. Also, we note that you identify Zong, Boku, and Surfpin as competitors in a risk factor on page 9 and on page 23, and that you identify Google as a competitor on page 23ly a matter of time before they offer a payment solution on the mobile phone." It is unclear why these companies should be considered your competitors when it does not appear that you intend to operate in the mobile payment market. Please advise.

RESPONSE:

We concur with the Staff and have updated the competitive analysis references to reflect only those companies that are in our market space.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 541-499-1637.

Sincerely,

/s/ Elise Travertini

Elise Travertini
Chief Executive Officer

Enclosure

                                       2